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Attention:

Re:	ESAB Corp.

Draft Registration Statement on Form 10

Submitted August 20, 2021

CIK No. 0001877322

Ladies and Gentlemen:

On behalf of our client, ESAB Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated September 17, 2021 relating to Draft Registration Statement on Form 10 filed on August 20, 2021 (the “Registration Statement”).

The Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on August 20, 2021.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

October 22, 2021

Draft Registration Statement on Form 10

Exhibit 99.1

Information Statement Summary

Business Summary, page 1

1.

We note your disclosure that you have driven “average revenue growth from 2018 to 2020 that is approximately 300 basis points greater than our key peers, thus expanding our global market share.” Please disclose the key peers and provide the average revenue growth for your company and your key peers. In addition, discuss whether there was a change in market size during the specified timeframe and how that impacted your market share to the extent material.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 1 and 2 of Amendment No. 1.

Additionally, the Company respectfully advises Staff that market size remained consistent from 2018 to 2020 for established equipment products, and therefore did not impact the Company’s market share.

2.

We note your disclosure that 50% of your 2020 revenues were derived from developing markets, which are expected to grow at greater than twice the rate of more mature markets in North America and Europe and that you estimate the value of your global addressable market to be $30 billion. Please define “developing markets” and provide your methodology and sources for the projected growth rate of such markets as well as your estimate of your global addressable market.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 1 of Amendment No. 1.

Our Business Strategy, page 4

3.

Please clarify how you define cash conversion and tell us how you considered providing all of the disclosures required by Regulation G and Item 10(e) of Regulation S-K to the extent non-GAAP measures are used in the calculation, including a reconciliation of each non-GAAP financial measure used in the calculation to the most comparable GAAP financial measure. Further, your discussion of cash conversion should be accompanied by the measure calculated using the most directly comparable GAAP measure. Refer to the Commission’s “Conditions for Use of Non-GAAP Financial Measures” Release No. 33-8176, footnote 27.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 14, 15 and 16 of Amendment No. 1.

4.

Please disclose the sources for your statements that “established fabrication technology products represent a $25 billion global market, growing at 2 - 3% annually” and that higher-growth fabrication technology segments “represent a $5 billion annual market with an annual growth rate of 6 - 8%.”

October 22, 2021

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 4 of Amendment No. 1.

Additionally, the Company respectfully advises the Staff that various sources and internal market analyses were used to estimate the growth rates for both established fabrication technology products and higher-growth fabrication technology products. The sources include IHS Markit 2021, public data from peer companies, customer surveys and market analyses by the Company’s sales function.

5.

Please disclose the source for your statements that you “are the leading fabrication technology provider in Europe, the Middle East, India, Russia, South America and Australia, and the leading global player in China” and the “third largest provider in North America.” Clarify the criteria on which you based these statements, such as revenue, number of customers, or market share.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 4 of Amendment No. 1.

Additionally, the Company respectfully advises the Staff that various sources and internal market analyses were used to estimate competitor sales in each region in comparison to the Company’s established fabrication technology sales.

Risk Factors

We may be unable to generate sufficient cash to service..., page 34

6.	Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principal and interest.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will quantify its debt service requirements and disclose the percentage of its cash flow that must be dedicated to debt service, both principal and interest, in a subsequent amendment, once it determines the financing arrangements that will be in place subsequent to the separation and distribution.

Our amended and restated certificate..., page 39

7.

We note that your forum selection provision designates the federal district courts of the United States of America as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please disclose that there is uncertainty as to whether a court would enforce such provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules.

October 22, 2021

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 41 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 45

8.

We note that your pro forma financial statements have not been included in the filing. We are providing preliminary comments based on the information that you disclose and may have further comments once these financial statements are completed and included in a future amendment.

Response: In response to the Staff’s preliminary comments, the Company respectfully advises the Staff that it has provided responses to each preliminary comment below. The Company also respectfully advises the Staff that it will include the necessary pro forma financial information in a subsequent amendment.

Note (h), page 49

9.

Your disclosure indicates that ESAB is responsible for unrecognized tax benefits to the extent a reserve relates exclusively to separate tax returns filed by ESAB. Accordingly, to remove unrecognized tax benefits included in the historical combined balance sheet that were calculated on a separate return basis but will not be settled or paid by ESAB, the pro forma condensed combined financial information reflects a decrease to other liabilities. Please clarify why these amounts will not be settled or paid by ESAB. In this regard, we note your disclosure on page F-14 indicates that the historical balance sheet reflects unrecognized tax benefits for which ESAB could reasonably be considered to be the primary obligor.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 52 of Amendment No. 1.

Note (k), page 49

10.

Your disclosure indicates that you have included an adjustment to your pro forma statement of operations relating to specific pension plan assets and liabilities of defined benefit plans, not reflected in the historical financial statements, that will be transferred to ESAB. Please clarify your disclosure to explain why the transfer of these assets and liabilities has an impact on your statement of operations and how the adjustments are calculated. In this regard, we note your disclosure that a proportionate share of the cost associated with these defined benefit plans has been reflected in the historical combined financial statements of ESAB.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 53 of Amendment No. 1.

October 22, 2021

Note (n), page 49

11.

Please describe the material assumptions used in the calculation of each of your adjustments relating to costs you expect to incur as a stand-alone public company. Clarify if there are any material uncertainties in relation to each of these estimates. If there is a possibility that significantly different results may occur please provide additional disclosure that gives effect to the range of possible outcomes. Refer to Rule 11-02 of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure described in note (n) on page 54 of Amendment No. 1.

Notes (g) and (m), page 49

12.

Your disclosures indicate that you have included adjustments in your pro forma balance sheet and income statements for certain insurance assets and liabilities and certain income and expenses related to asbestos obligations from the Parent’s legacy industrial businesses that will be transferred to ESAB in connection with the separation. Please separately identify the assets, liabilities, income and expense adjustments, how they are calculated and how they compare to amounts recorded in the Parent’s financial statements. Please also fully disclose your accounting policies for these transactions, the authoritative accounting literature upon which you are relying, and the expected continuing impacts on your financial statements relating to these obligations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 52 and 54 of Amendment No. 1.

Notes (f) and (l), page 49

13.

Your disclosures indicate that you will include adjustments to your pro forma balance sheet and income statement for certain assets and liabilities that will be transferred to ESAB from Parent in connection with the separation which have not been included in ESABS’s historical financial statements as the assets and liabilities were not discretely identifiable to ESAB. Please clarify your disclosure to explain the nature of these assets, liabilities, income and expenses and how they were calculated. Please also further clarify why they were not discretely identifiable to ESAB and why they were not included in ESAB’s historical financial statements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 52 and 53 of Amendment No. 1.

October 22, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Items Affecting Comparability of Reported Results

Recent Developments, page 55

14.	Please update your disclosure to discuss the impacts of COVID-19 on your 2021 operating results and any current expected trends.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 59 of Amendment No. 1. Additionally, the Company respectfully advises the Staff that it will continue to monitor the impact of the COVID-19 pandemic, including its ultimate impact on 2021 operating results and expected trends, and will consider whether additional disclosure is warranted in future amendments.

Business Segments, page 60

15.	Tell us how you considered disclosing changes in revenue for each of your geographic regions included in your business segments and providing explanations for the changes.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it considered guidance from Topic 9 (9220.3) of the Commission’s Financial Reporting Manual (the “FMR”), ASC 280, and Item 303(b) of Regulation S-K when considering disclosing changes in revenue for each of its geographic regions included in its business segments. Per Section 9220.3 of the FMR, “registrants will often provide a discussion along segmental lines”, and per Section 9220.2 of the FMR, registrants are required to disclose “significant components of revenues and expenses that are necessary in order to understand the results of operations (e.g., segmental information)”. Similarly, Item 303(b) of Regulation S-K states “[w]here in the registrant’s judgment a discussion of segment information and/or of other subdivisions (e.g., geographic areas, product lines) of the registrant’s business would be necessary to an understanding of such business, the discussion must focus on each relevant reportable segment and/or other subdivision of the business and on the registrant as a whole”. Accordingly, the Company has included disclosure regarding its operating segments, but does not believe that a discussion of geographic regions is necessary to an understanding of its business. For fiscal 2019 and 2020, approximately 40% of the Company’s net sales were derived from the Americas, approximately 33% from Europe, and the remainder from other countries, and, moreover, disclosure is not required per the guidance set forth within ASC 280-10-50-41, as no individual foreign country represented more than 8% of the Company’s total revenue in each year.

October 22, 2021

Business

International Operations, page 67

16.	We note your disclosure that the majority of your net sales came from operations outside of the United States. Please provide tabular disclosure of your revenues by region.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 20, 59 and 70 of Amendment No. 1.

Executive and Director Compensation

Additional Compensation Information, page 88

17.

Please file the employment agreements, retention agreements and change in control agreements referred to in this section as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the exhibit index and will file such agreements as exhibits in a subsequent amendment.

Description of Capital Stock, page 103

18.	Please clarify how your corporate governance will differ from the corporate governance at Colfax Corporation and consider adding a comparative table.

Response: In response to the Staff’s comment, the Company respectfully calls the Staff’s attention to the information contained (i) in the risk factor entitled “Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock” beginning on page 40 of Amendment No. 1 and (ii) under the caption “Management” beginning on page 77 of Amendment No. 1 under which the Company has included a substantive discussion of the Company’s intended corporate governance framework, policies and procedures.

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

19.

Please tell us how much of your revenue is derived from service contracts recognized ratably over the period of performance. Tell us how you considered separately disclosing this revenue and describing the nature of the services provided under these contracts.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that revenue derived from service contracts represents less than 1% of total revenue for the year ended December 31, 2020, and was therefore not considered material for the purposes of disclosure.

October 22, 2021

20.

Your disclosure on page 3 describes your WeldCloud software platform and indicates that this is a high-margin recurring revenue stream. Please tell us how much revenue you generated from this revenue stream, your accounting policies with respect to this revenue and how you considered disclosing this information.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 3 and 4 of Amendment No. 1.

21.

Your disclosure on page 66 states that for contracts that include multiple performance obligations, you allocate the total transaction price to each performance obligation using your best estimate of the stand-alone selling price of each identified performance obligation. Please clarify your contracts that include multiple performance obligations and how you determined that the products and services included in these contracts represent distinct performance obligations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 69 of Amendment No. 1. Additionally, the Company respectfully advises the Staff that a significant majority of the Company’s contracts include only a single performance obligation.

22.

Your disclosure on F-10 indicates that you incur development and application engineering costs in conjunction with fulfilling customer orders and executing customer projects, and your disclosure on page 18 indicates that your contracts have fulfillment periods. Please further clarify the nature of these costs and the fulfilment activities. Clarify if your contracts include arrangements to construct or customize goods and your revenue recognition policies with respect to these arrangements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that projects that involve development and application engineering account for less than 10% of the Company’s total revenue. From time to time, some of these projects could involve construction or customization of goods. The Company conducts the analysis required by ASC 606 to determine the appropriate revenue recognition for these projects. Generally, revenue related to development and application engineering project activities is recognized at a point in time and development and application engineering costs are charged to cost of goods sold.

Additionally, the manufacturing period length and production complexity are different for our consumables and equipment products. Our consumables product group generally has less production complexity and shorter manufacturing cycles than the equipment products.

4. Revenue, page F-18

23.

Tell us the dollar amount of revenue generated from your Gas Control Equipment business and how you considered separately disclosing this revenue. Clarify how you considered the factors in ASC 606-10-55-89 through 55-91 in making this determination.

October 22, 2021

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that revenues generated from the Gas Control Equipment (“GCE”) business were 8% of total revenues for the year ended December 31, 2020.

Additionally, the Company further advises the Staff that with respect to the consideration of the requirements of ASC 606-10-55-89 through 55-91, the gas control equipment the Company manufactures and sells is off-the-shelf in nature and is utilized in industries and fabrication processes consistent with those of the Company’s welding and cutting equipment products. Additionally, the Company’s gas control equipment products are sold through similar sales channels as its welding and cutting equipment products. Therefore, the uncertainty of revenue and cash flows for the Company’s gas control equipment and welding and cutting equipment products were determined to be similar and accordingly were combined in the Company’s disclosure of disaggregated revenues by product group on page F-18 of Amendment No. 1.

15. Segment Information, page F-43

24.

Your disclosure indicates that the Rest of World segment includes operations in Europe, Russia, Middle East & Africa, Asia and India regions. Tell us how much revenue you generated in each of these regions and how you considered separately disclosing these revenues. Refer to ASC 280-10-50-41.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in preparation of the Company’s historical financial statements, the Company considered the requirements of ASC 280-10-50-41 and noted that no individual foreign country represents more than 8% of total revenues of the Company for the years ended December 31, 2020 and 2019, respectively. Therefore, the Company deemed that each foreign country’s revenue was immaterial for disclosure purposes under the guidance set forth within ASC 280-10-50-41.

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7681. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cathy Birkeland
Cathy Birkeland, Esq. of LATHAM & WATKINS LLP

October 22, 2021

Enclosures

cc: (via e-mail)

Alexa Berlin, Latham & Watkins LLP

Shyam P. Kambeyanda, ESAB Corporation

Brian Hanigan, Colfax Corporation